

May 8, 2012

Via E-mail
Mr. Thomas A. Bogart
Executive Vice-President, Business Development and General Counsel
Sun Life Financial Inc.
150 King Street West, 6th Floor
Toronto, Ontario, Canada M5H 1J9

> **Re:** **Sun Life Financial Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2011**
> **Filed February 16, 2012**
> **File No. 001-15014**

Dear Mr. Bogart:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 1: Annual Management's Discussion and Analysis for year ended December 31, 2011

Financial Performance
2011 Consolidated Results of Operations

Net Income, page 24

1. Please provide us proposed disclosure to be included in future periodic filings that describes and quantifies the key factors underlying changes in your reported net income (loss) for each period presented in order to provide a balanced discussion of IFRS and non-IFRS measures.

<u>Revenue, page 25</u>

2. Your ceded premiums of $5.0 billion in 2011 and $1.4 billion in 2010. Please provide us proposed disclosure to be included in future periodic filings that describes and quantifies the impact of reinsurance arrangements on your operating results for each period presented, particularly those factors that caused ceded premiums to increase in 2011. Also, describe and quantify the underlying factors upon which you based your decision to recognize the $920 million adjustment to reinsurance assets, shown in Note 11.A.1iv. Refer to paragraphs 38-39 of IFRS 4.

<u>Investments</u>
<u>Impaired Assets, page 49</u>

3. On page 136, you describe an asset default provision, included in your insurance reserves to cover possible future asset defaults over the lifetime of your insurance contract liabilities. Please provide us proposed disclosure to be included in future periodic filings that explains the underlying factors upon which you based your decision to increase this provision from $2,860 million at December 31, 2010 to $3,376 million at December 31, 2011. Also, you state that this provision is released into income when an asset is written off or disposed of. For example, as disclosed on page 46, your previously-established actuarial reserves mitigated substantially all of the 2011 changes in asset quality for your asset-backed securities. Quantify the amount of this release by type of investment for each period presented and the extent to which it offset asset write-offs or losses on disposal.

<u>Risk Management</u>
<u>Market Risk</u>
<u>Interest Rate Risk, page 55</u>

4. You state that your primary exposure to interest rate risk arises from certain general account products and variable annuity and segregated fund contracts, which contain explicit or implicit investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. You also state here and in Note 6.c.ii of the notes to the consolidated financial statements that you have implemented hedging programs to mitigate a portion of this market risk exposure. Please provide us proposed disclosure to be included in future periodic filings that quantifies those investment guarantees and related hedging strategies not already disclosed on pages 57-58.

Exhibit 2: Consolidated Financial Statements for year ended December 31, 2011
Notes to the Consolidated Financial Statements

6. Financial Instrument Risk Management
6.A.vi Impairment of Assets, page 124

5. The asset default provision, included in your insurance reserves, is "an amount determined
    on a pre-tax basis for possible future asset defaults and loss of asset value on current assets
    and future purchases" to be made over the lifetime of your insurance contract liabilities.
    Please explain to us how this asset default provision complies with impairment recognition
    guidance in IAS 39 and the methods and key assumptions used in its computation. Also,
    quantify how much of this $3,376 million provision related to current assets and how much
    related to future asset purchases.

6. In 2011, you recognized $34 million of impairment on AFS assets and $59 million of
    impairment on mortgages and loans, FVTPL arising from impairments and a $516 million
    increase in the asset default provision, as described on pages 50 and 136. In addition, you
    state that the asset default provision excludes losses that can be passed through to
    participating policyholders and losses for equity securities and real estate assets. Please
    provide us proposed disclosure to be included in future periodic filings that explains how
    collectively your asset impairment provisions, FVTPL arising from impairments and the
    asset default provision related to your credit risk at December 31, 2011. Refer to guidance in
    IFRS 7, particularly paragraphs 20 and 37.

7. Insurance Risk Management
7.A.vi Reinsurance Market Risk, page 131

7. Please provide us proposed disclosure to be included in future periodic filings that describes
    and quantifies your objectives, policies and process for managing insurance risk using
    reinsurance, such as maximum retention limits and concentrations of insurance risk, and the
    major changes to these arrangements for each period presented. Also, disclose the amount of
    your insurance risk before and after risk mitigation by reinsurance and whether the sensitivity
    analyses disclosed on page 130 are before or after this risk mitigation. Refer to paragraphs
    38-39 of IFRS 4.

11. Insurance Contract Liabilities and Investment Contract Liabilities, page 135

8. Please provide us proposed disclosure to be included in future periodic filings that quantifies
    the key assumptions used to determine your insurance contract liabilities and reinsurance
    assets at each valuation date. Refer to paragraph 37 of IFRS 4.

9. The key assumptions in your insurance contract liabilities include additional provisions to
    provide for possible adverse deviations from your best estimates. Please provide us proposed
    disclosure to be included in future periodic filings that describes and quantifies these

provisions, as reflected in your reserve assumptions at December 31, 2011 and 2010. Describe the factors underlying changes in these provisions for each period presented. Also, you state that with reductions in risk, excess provisions for adverse deviation are released into income. Quantify the amount of these releases for each period presented. Refer to paragraph 37 of IFRS 4.

10. Your insurance contract liabilities included an asset default provision, which increased from $2,860 million at December 31, 2010 to $3,376 million at December 31, 2011, to cover possible future asset defaults over the lifetime of your insurance contract liabilities. Also you recognized a $920 million adjustment to reinsurance assets, shown in Note 11.A.1iv. Please provide us proposed disclosure to be included in future periodic filings that explains where these apparent changes in your reserve assumptions appear in Note 11.A.v. Refer to paragraph 37 of IFRS 4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant